UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.
__N/A__)*

 Relmada Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 75955J402

 (CUSIP Number)

June 1, 2020

(Date of Event Which Requires Filing of this Statement)
 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_] Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. 	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RTW Investments, LP



2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a) [_]
(b)  [X]



3.	SEC USE ONLY




4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,255,857 *

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,255,857 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,255,857 *



10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)





[_]




11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.26%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN, OO, IA





















1. 	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RTW Master Fund, Ltd.



2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a) [_]
(b)  [X]



3.	SEC USE ONLY




4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

884,400 *

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

884,400 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

884,400 *

         10.	       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         	       CERTAIN SHARES (SEE INSTRUCTIONS)	  [_]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.82%*

12.	TYPE OF REPORTING PERSON
	 (SEE INSTRUCTIONS)
	CO


1. 	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roderick Wong



2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)



(a) [_]
(b)  [X]



3.	SEC USE ONLY




4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,255,857 *

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,255,857 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,255,857 *



10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)


[_]



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.26%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN, HC









Item 1.

(a).

Name of Issuer:

Relmada Therapeutics, Inc.


(b).

Address of issuer's principal executive offices:



 880 Third Avenue, 12th Floor







New York, NY 10022


Item 2.

(a).

Name of person filing:



 RTW Investments, LP


  RTW Master Fund, Ltd.





 Roderick Wong


(b).

Address or principal business office or, if none, residence:



 RTW Investments, LP
 412 West 15th Street


 Floor 9


 New York, New York 10011






RTW Master Fund, Ltd.


c/o Intertrust Corporate Services (Cayman) Limited


190 Elgin Avenue, George Town


Grand Cayman KY1-9001, Cayman Islands




  Roderick Wong


  c/o RTW Investments, LP
  412 West 15th Street


  Floor 9


  New York, New York 10011


(c).

Citizenship:



RTW Investments, LP ? Delaware



 RTW Master Fund, Ltd. ?  Cayman Islands
 Roderick Wong ? United States of America


(d).

Title of class of securities:



Common Stock


(e).

CUSIP No.:



75955J402







Item 3.	If This Statement is filed pursuant to
	??.240.13d-1(b) or 240.13d-2(b), or (c),
	check whether the person filing is a

			N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

     RTW Investments, LP ? 1,255,857 *
     RTW Master Fund, Ltd. ? 884,400 *
     Roderick Wong ? 1,255,857 *

(b)	Percent of class:
RTW Investments, LP ? 8.26%*
     RTW Master Fund, Ltd. ? 5.82%*
Roderick Wong ? 8.26%*


(c)		Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

RTW Investments, LP ? 0
     RTW Master Fund, Ltd. ? 0
Roderick Wong ? 0

(ii)	Shared power to vote or to direct the vote

     		      RTW Investments, LP ? 1,255,857 *
				    RTW Master Fund, Ltd. ? 884,400 *
            Roderick Wong ? 1,255,857 *


(iii)	Sole power to dispose or to direct the disposition of

RTW Investments, LP ? 0
     RTW Master Fund, Ltd. ? 0
Roderick Wong ? 0

(iv)	Shared power to dispose or to direct the disposition of

      		      RTW Investments, LP ? 1,255,857 *
     	    RTW Master Fund, Ltd. ? 884,400 *
            Roderick Wong ? 1,255,857 *


* The Common Stock (the "Shares"), of Relmada Therapeutics,
Inc. (the "Company") reported herein are held by RTW Master
Fund, Ltd. and one or more private funds (together the "Funds") managed by RTW Investments, LP (the "Adviser"). The Adviser, in its capacity as the investment manager of the Funds, has the power to voteand the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 1,255,857 Shares, or 8.26% of the Company?s
15,198,109 Shares deemed issued and outstanding as of May 13, 2020. Roderick Wong is the Managing Partner of the Adviser.
This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person?s pecuniary interest therein.








Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased
to be the beneficial owner of more than five percent
of the class of securities, check the following  [   ].


N/A



Item 6.	Ownership of More Than Five Percent on Behalf of Another
	Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A



Item 7.	Identification and Classification of the Subsidiary
	Which Acquired the Security Being Reported on by the Parent Holding Company or Control
	Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A



Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ?240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A



Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

N/A



Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	Dated: June 10, 2020
	RTW Investments, LP

By: /s/ Roderick Wong
Roderick Wong, Managing Partner


	RTW Master Fund, Ltd.

By: /s/ Roderick Wong
Roderick Wong, Director


        Roderick Wong

By: /s/ Roderick Wong
Roderick Wong, Individually



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001).














      Exhibit 1
Joint Filing Statement
Pursuant to Rule 13d-1(k)(1)


The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities
Exchange Act of 1934, as amended, with respect to the Common Stock of Relmada Therapeutics,
Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

        Dated: June 10, 2020
	RTW Investments, LP

By: /s/ Roderick Wong
Roderick Wong, Managing Partner

	RTW Master Fund, Ltd.

By: /s/ Roderick Wong
Roderick Wong, Director


        Roderick Wong

By: /s/ Roderick Wong
Roderick Wong, Individually